Pitney Bowes Inc

ANNUAL REPORT 2001



MAIL
DOCUMENTS
RELATIONSHIPS

www.pb.com

Your company's "hidden" mail and document flow drives business processes and shapes the relationships that impact your business.



An opportunity... contained in a contract... needs international financing...

Contents

Pitney Bowes is the only company with an integrated vision of the mail and document flow — unlocking its potential to streamline processes and strengthen business relationships.

OUR SOLUTIONS:

- ^ *BOOST PRODUCTIVITY*
- v *CUT COSTS*
- *TIGHTEN SECURITY*
- + *CREATE OPPORTUNITY*


and sent sooner...
if you want payment tomorrow...
to profit from new opportunities.

WELCOME TO THE MAIL AND DOCUMENT INFRASTRUCTURE.


to create incoming orders...


that must be filled yesterday...


to be billed today...


"LET'S SEE, MARKETING'S DOUBLED THEIR
MAILINGS, BILLING'S DOING MORE PIECES THAN
EVER, CUSTOMER SHIPMENTS ARE OUTTA
CONTROL AND, OH YEAH, THEY WANT TO
HOLD DOWN MY COSTS."



BOOST PRODUCTIVITY





Digital Document Delivery

Direct & 1:1 Marketing

Document Management

Electronic Solutions

> **Equipment Management**
> www.pb.com/equipmanage

> **Financial Services**
> www.pb.com/financialservices

> **Mail Center**
> www.pb.com/mailcenter

> **Mail Finishing & Output Management**
> www.pb.com/mailout

Mail & Document Security

> **Order Fulfillment & Shipping**
> www.pb.com/ordership

Outsourcing Solutions

Postage By Phone®

Small Business Solutions

HOW ABOUT A HIGH-THROUGHPUT SOLUTION THAT, WITHOUT ADDING RESOURCES, HANDLES IT ALL. YOU GET HIGH SPEED MAIL PRODUCTION, FINISHING, SORTING — PLUS AUTOMATED SHIPPING THAT SELECTS THE BEST CARRIER, PRINTS LABELS, TRACKS, AND EVEN ALLOCATES COSTS FOR THE WHOLE OPERATION. AND LOTS OF OPTIONS FOR FINANCING.

HE SAID, AND I QUOTE, "WE'LL SAVE A TON OF MONEY. JUST TAKE EVERYTHING WE SEND CUSTOMERS, EMPLOYEES AND PARTNERS AND PUT IT ONLINE. TRADES, STATEMENTS, BENEFITS, IN MULTIPLE LANGUAGES AND ALL KINDS OF CURRENCIES. BUT DON'T FORGET, SOME CUSTOMERS STILL NEED HARD COPY. AND ANOTHER THING, DON'T SPEND A TON DOING THIS."


PAPER OR DIGITAL?

THIS PROBLEM IS TAILOR-MADE FOR OUR D3™ DIGITAL DOCUMENT DELIVERY SOLUTIONS THAT PRESENT YOUR COMMUNICATIONS ONLINE, ON PAPER, HOWEVER YOUR CUSTOMERS WANT. NOTIFY FOLKS BY E-MAIL OR PAGER IN THE U.S., EUROPE AND ASIA. AND DO IT ALL WITHOUT INCREASING COSTS BY MANAGING THE OUTBOUND MESSAGING PROCESS AS ONE SIMPLE THING.

> **Digital Document Delivery**
www.pb.com/D3

> **Direct & 1:1 Marketing**
www.pb.com/directmktg

Document Management

> **Electronic Solutions**
www.pb.com/esolutions

Equipment Management

> **Financial Services**
www.pb.com/financialservices

Mail Center

> **Mail & Document Security**
www.pb.com/security

Mail Finishing & Output Management

Order Fulfillment & Shipping

Outsourcing Solutions

Postage By Phone®

Small Business Solutions

CUT COSTS



ALL MY TIME AS A CEO I'VE FOCUSED ON THE SAME THREE THINGS: EMPLOYEES, CUSTOMERS, PROFITS. THAT'S MY EXPERIENCE. BUT NOW I'VE GOT THIS NEW THING — SECURITY. IT'S THE BIGGEST THING OF ALL, AND I HAVE ABSOLUTELY NO EXPERIENCE.


MAIL OPERATIONS

FORTUNATELY, WE HAVE LOTS OF EXPERIENCE WITH INNOVATIVE DIGITAL MAIL TRACKING TECHNOLOGIES, SECURE OUTSOURCED MAIL CENTERS, AND MAIL DOCUMENT SECURITY AUDITS. THESE RIGHTLY ENSURE TRUST, AND WE PROVIDE THEM FOR ALL KINDS OF ORGANIZATIONS, ALL OVER THE WORLD.


SECURING YOUR MAIL STREAM
nd General Safety

TIGHTEN SECURITY





Digital Document Delivery

Direct & 1:1 Marketing

> **Document Management**
www.pb.com/docmgmt

> **Electronic Solutions**
www.pb.com/esolutions

Equipment Management

> **Financial Services**
www.pb.com/financialservices

> **Mail Center**
www.pb.com/mailcenter

> **Mail & Document Security**
www.pb.com/security

Mail Finishing & Output Management

Order Fulfillment & Shipping

> **Outsourcing Solutions**
www.pb.com/outsourcing

Postage By Phone®

Small Business Solutions


OKAY, GUYS, TO GET TO THE NEXT LEVEL, WE NEED A BETTER ONE-TO-ONE MARKETING OPERATION — BUT WE'RE TOO SMALL TO PUT THAT IN THE BUDGET. IF WE COULD AFFORD IT, THE MONEY WE'D MAKE WOULD PAY FOR IT REAL FAST. IS THIS A VICIOUS CYCLE OR WHAT?!





PitneyWorks

CREATE OPPORTUNITY



Digital Document Delivery

> **Direct & 1:1 Marketing**
> www.pb.com/directmktg

Document Management

Electronic Solutions

Equipment Management

> **Financial Services**
> www.pb.com/financialservices

Mail Center

> **Mail & Document Security**
> www.pb.com/security

Mail Finishing & Output Management

Order Fulfillment & Shipping

Outsourcing Solutions

> **Postage By Phone®**
> www.postagebyphone.com

> **Small Business Solutions**
> www.pb.com/smallbiz

WE'RE THE CONVENIENT, COST-EFFECTIVE WAY SMALL BUSINESSES CAN OPERATE WITH THE SAME HIGH-QUALITY MAILING AND DISTRIBUTION RESOURCES BIG BUSINESSES ENJOY. WE HELP YOU HANDLE IT ALL — FROM MAILING LISTS AND POSTAGE BY PHONE® TO PACKAGE TRACKING AND WEB HOSTING.

Mail. Documents. Relationships.



MAIL AND DOCUMENTS ARE THE FACE AND VOICE OF YOUR COMPANY ACROSS ALL ITS BUSINESS RELATIONSHIPS.


CUSTOMERS
SUPPLIERS
EMPLOYEES
PARTNERS

HOW THEY FLOW IN ALL THEIR FORMS — WHETHER PAPER OR DIGITAL — IMPACTS HOW THOSE RELATIONSHIPS WILL EXPAND, DEEPEN AND DEVELOP YOUR BUSINESS.

THIS PUTS US AT THE CORE OF YOUR SUCCESS.

AND THAT'S AT THE CORE OF OURS.

For all of us, 2001 was an eventful year: the bursting of the Internet bubble; a difficult economic environment; the tragic events of September 11; anthrax bio-terrorism; and, most recently, questions about the financial integrity of large institutions as a result of the failure of Enron and others. Clearly, 2001 was not "business as usual."

For Pitney Bowes, 2001 was an especially noteworthy year.

We managed extraordinary external forces while additionally initiating our own transformation under our newly formulated mission statement: "We will deliver shareholder and customer value by providing leading-edge, global, integrated mail and document management solutions to organizations of all sizes." We know where we're going and are confident that this transformation will be highly beneficial for our shareholders, customers and employees.

WE WILL DELIVER SHAREHOLDER AND CUSTOMER VALUE BY PROVIDING LEADING-EDGE, GLOBAL, INTEGRATED MAIL AND DOCUMENT MANAGEMENT SOLUTIONS TO ORGANIZATIONS OF ALL SIZES.

Our transformation began with the announcement in late 2000 of our intention to spin off our Office Systems business as a separate, publicly traded company.

In December 2001, under Marc Breslawsky's strong leadership, the spin-off company was successfully launched as Imagistics International Inc. We are optimistic about Imagistics' potential to thrive as an independent company and foresee many partnership opportunities between our organizations.

This spin-off provided the impetus to sharpen our strategic focus and coalesce aggressively around our leadership position in mail and document management solutions. We reorganized our operations into four global lines of business and began creating aligned strategic imperatives, shared services and information systems, seamless customer service, and a common set of leadership brand behaviors.

Despite the slow economy, we continued to enjoy strong positive cash flow and built our acquisition capability.

We made five key acquisitions that met three objectives: growing our technological and solutions portfolio; increasing our customer base; and gaining critical mass in important geographic markets. Every acquisition was strategically important, financially supportive, and additive to our leadership and talent pool.

With our acquisition of MailCode Holdings, Inc. during January 2001, we became a leading-edge provider of mail sorting and incoming and outgoing mail processing solutions. This is particularly important as postal services, their commercial sorting and processing partners, and their emerging competitors overseas are increasingly looking for greater automated mail processing capabilities.

In May 2001, with the acquisitions of Alysis Technologies and Bell & Howell's International Mail and Messaging Technologies Division (MMT), we acquired leading-edge integrated paper and digital document delivery capability and critical mass in a number of European and Asian markets.

In June 2001, the acquisition of Danka Services International, our largest in history, greatly increased our document management capabilities and customer base. Through this acquisition, Pitney Bowes

Management Services became one of the two largest mail and document management services providers, and we expanded our presence to nine additional European countries.

INCREASINGLY, OUR SOLUTIONS ARE DELIVERED THROUGH A COMBINATION OF APPLICATIONS—SPECIFIC PRODUCT CONFIGURATIONS, COMBINED WITH ON-CALL, ON-SITE AND OFF-SITE SERVICES THAT DELIVER HIGH VALUE TO OUR CUSTOMERS.

Finally, in November 2001, we further expanded our market reach by concluding the acquisition of SECAP, S.A., the second largest postage meter company in France and a leading-edge provider of paper-handling solutions for the mailing market.

In addition to these strategic acquisitions,

> We entered into a technology licensing agreement with Hewlett-Packard which provided us with $400 million in royalties. In addition, we will also pursue ongoing business and technology opportunities with HP®.

> We restructured a number of our business operations — streamlining a number of processes, eliminating 1,200 positions, and reducing our annual costs by about $50 million.

> Most significantly, in the aftermath of September 11 and anthrax bio-terrorism, we responded to the urgent needs of our customers and employees by sharing our expertise and providing mail security guidance to the business community in general. I particularly want to commend our Pitney Bowes Management Services and Corporate teams who, remarkably, while grieving for the loss of four Management Services employees in the World Trade Center, were still able to re-situate employees, key customers, and facilities during this most difficult and emotional time.

Mail and document management processes became visibly critical in 2001. They are no longer the "hidden" processes they once were.

Before last year, many senior executives took mail and document management processes for granted, paying attention only when they failed to work. The increased focus on the security of all networks, both physical and electronic, made the entirety of mail and document management processes more visible and valuable.

Businesses and consumers recognized the criticality of mail to our economy, to our political and social system, and particularly to every business. They realized that mail includes tens of billions of documents and packages that cannot be converted to electronic form, and that the quality and security of the networks that carry them are more important than ever.

In 2001, organizations became aware of the necessity of improving mail and document management networks.

Organizations were energized to find new sources of efficiency and productivity and to begin a comprehensive review of their previously hidden mail and document management processes. This expanded the opportunities for Pitney Bowes to add significant value through our mailing and document management solutions.

Our mailing systems help customers increase security, manage cash flow, improve customer relationships, and increase order fulfillment productivity. With our new IntelliLink™ Mailing Solutions, customers can benefit from automatic postal rate updates, receive online tracking services including U.S.P.S. delivery and signature confirmation, download software upadates by modem and other networked services.

Increasingly, our solutions are delivered through a combination of application-specific product configurations, combined with on-call, on-site and off-site services that deliver high value to our customers. We are also integrating paper and electronic document delivery capability in one system for a wide range of customer applications, including billing statements, employee communications, supplier communications, and other transactional messages.

We have key advantages in delivering leading-edge, global and integrated mail and document management solutions.

Many companies offer "partial" solutions, but only Pitney Bowes has the ability to deliver mail and document management solutions in their entirety across an enterprise. This is because we have:

> a combination of innovative mailing and document management technologies;

> know-how about postal and carrier processes;

> world class professional services focused on mail and document management;

MANY COMPANIES OFFER "PARTIAL" SOLUTIONS, BUT ONLY PITNEY BOWES HAS THE ABILITY TO DELIVER MAIL AND DOCUMENT MANAGEMENT SOLUTIONS IN THEIR ENTIRETY ACROSS AN ENTERPRISE.

> leading technology and expertise in digital document delivery;

> innovative financial services solutions including: global payment solutions, equipment leasing and capital services;

> and a broadly based complement of direct sales and service professionals.

Despite the apparent maturity of our core mailing business, we have far more opportunity than risk going forward.

Our optimism derives partly from our strong core competencies; partly from our positioning in a large and growing mail and document management industry; and partly from the fact that the events of last year have made customers aware of the opportunities inherent in their mail and document management processes.

Our abundant and consistent free cash flow gives us the wherewithal to seize the many opportunities before us. Our challenge will be to choose the best opportunities and to strike the right balance among competing uses for our cash, including acquisitions, investments, dividends and share repurchases.

We are committed to building our infrastructure and organizational capabilities to enhance our growth potential.

In 2000 and 2001, we successfully implemented an SAP enterprise resource planning software system for our product supply and financial reporting processes; and, in 2002, we are continuing with a similar, multi-year commitment to streamline our customer-facing processes.

Our existing processes helped us get to where we are today, but we need to streamline and centralize those processes if we are to grow significantly and realize our long-term potential.

We believe that we are still at the early stages of a powerful transition to solutions marketing and selling. In order to transform from an organization that sells tools to one that sells solutions, we are investing in sales training and development, and re-branding the company as a solutions provider.

We also recognize that our leadership strength and depth will need to continue to improve if we are to realize our growth opportunities. Now in its third year of operation, our LEAD™ leadership and talent development program has driven comprehensive executive and management training, a complete leadership review process, specific action plans for our executives and managers, an overhaul of our performance management system, and a systematic process for evaluating those who seek employment or promotion. At this stage, I am pleased with the strength of our senior leadership, with our progress in strengthening all levels of management, and our recognition that the big challenge is to increase leadership and depth-of-talent at all levels.

Finally, we are transitioning from a group of highly decentralized divisions into a set of highly interdependent lines of business with a single focus on our common customers. We have taken a number of steps to move toward a "one company" focus, including an agreement on common information technology platforms, a movement toward shared services of non-core functions, and the creation of an enterprise sales and marketing function.

Summary

I am proud of what we accomplished in 2001 during a time of unprecedented challenge. I am also realistic enough to know that we cannot celebrate our accomplishments without being acutely aware of the increasingly challenging environment in which all global businesses operate. Competition is stronger, customers are more demanding and the external political, economic and social environment is less predictable. At the same time, I am encouraged by the fact that our investors, partners and employees are realistic about what we can reasonably accomplish, and are supporting us as we take the actions that will make us far stronger in the long run. We intend to continue acting in a manner that produces sustainable value and makes us all proud to be part of Pitney Bowes!





Michael J. Critelli
Chairman and Chief Executive Officer

Pitney Bowes provides the infrastructure for a company's integrated mail and document flow.

Streamline Processes



BUSINESS PROCESSES
MAIL AND DOCUMENT PROCESSES*
Incoming
Mail & Documents
Interoffice
Mail & Documents
Outgoing
Mail & Documents
Authorization
Regulatory & Contracts
Financial Reporting
Direct Mail
Billing & Receivables
Analytics
Benefits Administration
Procurement
Inventory & Fulfillment
C-SUITE
LEGAL
FINANCE
MARKETING
ACCOUNTING
TECHNOLOGY
HUMAN RESOURCES
MANUFACTURING
WAREHOUSING
MAIL CENTER
Offsite Mail Center
Document Storage & Backup
Document Recovery Center

Strengthen Business Relationships


RELATIONSHIP PROCESS
Connect
Establish
CUSTOMERS
PARTNERS
Build
RELATIONSHIPS
Expand
EMPLOYEES
Maintain
SUPPLIERS
Renew

*MAIL AND DOCUMENT PROCESSES

Incoming
Mail & Documents

Audit Mail Center
Secure
Receive
Open
Identity/Screen
Return Mail
  Address Cleansing
Sort
Digitize
Route
Track
Report
Archive

Interoffice
Mail & Documents

Interoffice (Delivery)
Route
Deliver
Track

Interoffice
Route
Track
Index
Archive
Store
Access
Dispose

Outgoing
Mail & Documents

Identify Targets
Create Content
Design Mailpiece
Process Data
Digitize
  Electronic
  Statements,
  Bill & Invoice,
  Presentments
  and Payment
Print
Fold/Insert
Seal
Address
Choose Carrier
Post/Meter
Proof of Payment
Accounting
Sort
Track
Trace

Document Storage & Backup

Accept
Barcode
Catalogue
Archive
Digitize
Store
Address Data Cleansing
Return

Document Recovery Center

Audit
Implement
Facilitate
Print
Finish
Mail



> MAIL AND DOCUMENT FLOW

Few processes, if any, permeate business and companies, large and small, the way mail and document flow does. This flow impacts marketing, customer service, billing, accounts receivable, procurement, expenses, order fulfillment, investor relations, and human resources. Companies communicate, inform, move, and accept funds through mail and documents, whether paper or digital. To employees, partners, suppliers and customers, mail and documents are like emissaries. They carry a company's message, its value, its culture.

The annual commercial impact of the mail industry is $900 billion.*

**Source: The Report of the 2001 Mailing Industry Task Force*

Paper or digital, they contain ideas, plans, potential, and profit. Ultimately, mail and document flow creates and nourishes the relationships that are the building blocks of modern business.

Pitney Bowes is the only company in the world that offers end-to-end solutions for all the critical mail and document processes that drive business. For Pitney Bowes, every mail piece and document is the end-product of a complex process that can create or destroy opportunities, make or lose money, enhance or damage key relationships.

Our understanding of these often "hidden" processes and the financial and other services that support them gives us unique insight into all areas of a company — from the mail center to the boardroom — in two million businesses of all sizes in more than 130 countries around the world.

Building on Knowledge

Our expertise in mail and document flow has grown organically. As the leading supplier of postage meters, we have critical knowledge of the highly-sophisticated processes of mail and financial management. This learning has been leveraged in all areas of our business: shipping and logistics and paper and digital document management, including electronic billing.

Mail and document flow shapes the future of your company. Pitney Bowes is shaping the future of mail and document flow.

As business evolves into this new century and faces new challenges — whether the demand for tightened security, increased productivity, reduced costs, or new opportunities — we will continue to tailor solutions and provide our unique expertise and knowledge of the critical mail and document flow processes that keep business running.







> MAIL AND DOCUMENT MANAGEMENT

Today, all vital business information is carried by a myriad of document types. Modern technology inundates the average office worker with approximately 180 messages a day via mail, fax, e-mail and phone.* Effectively managing this flow of information is critical. As paper and digital communication continue to converge, many companies are losing efficiency and revenue due to a duplication of resources and the lack of an integrated, coordinated mail and document flow strategy.

Mail Upfront

In 2001, mail reached the front page. As with the onset of the Internet and e-mail, many predicted the end of paper-based mail. In November 2001, *The New York Times* reported that Pitney Bowes seemed to be viewing threats to mail security very calmly. We were. As an industry leader, we were able to see past doomsday predictions and make rational, strategic decisions. Tightening security is just one aspect of our mail management solutions, which also boost productivity, cut costs and create opportunities. Though the threats to mail security in 2001 were impossible to predict, we have always anticipated a greater demand for mail security and were poised to provide assistance when our customers needed it most.



0122 U.S. POSTAGE PB 12345
8900 $00.340 OCT 31 01
0001 FROM ZIP CODE 06926

Metered mail: a key to mail security

The Gateway to a Company

As the primary gateway to a company, its employees, partners and customers, the security, efficiency and effectiveness of the end-to-end mail flow are of paramount importance. Pitney Bowes mail and document processing systems are the most sophisticated in the industry, enabling businesses of all sizes to automate, in one continuous stream, the printing, addressing, folding and inserting, feeding, weighing and rating, sealing, metering and accounting for outbound mail. For inbound mail, our M3™ Mixed Mail Manager automatically reads and sorts incoming mail, while our Arrival® software automates internal deliveries, tracking packages through every stage of delivery.

To increase deliverability, our ForwardTrak™ software provides address updates based on recent moves; Finalist™ software cleans, standardizes and codes address data to provide postal discounts; and with our Mailer's Choice® presort software users are able to raise the productivity of mailing operations, optimize postage savings and increase cash flow. With the introduction of our new digital mailing solutions, our customers will realize increased ease of use, productivity and savings with online access to postal tracking services and other cost-saving features.

Harnessing the advantages of all available mediums can unlock a new way of communication that ultimately builds vastly improved customer relationships.

The Paper/Digital Partnership

While many thought electronic communication would replace physical mail, the reality is that a lot of hard copy mail volume is stimulated by electronic mail and vice versa. The Internet has increased the need for package deliveries and direct mail that drives customer traffic to web sites and is then used to maintain an effective customer relationship. Many companies already use a combination of e-mail and paper-based mail to communicate with customers and partners. This dual approach will

*The Institute for the Future

increase as marketers use e-mail to notify consumers of direct mail campaigns, making them more likely to open the mail when it arrives.

Harnessing the advantages of all available mediums can unlock a new way of communication that ultimately builds vastly improved customer relationships. In addition, many companies are struggling to reduce cycle times for assessing and processing critical documents and transactions while still attempting to understand the data they have and increase customer responsiveness. Pitney Bowes offers systems that convert, process, store, access, and manage digital based information.

Bridging the Paper/Digital Divide

Pitney Bowes helps companies navigate the paper/digital divide while creating effective, quality communication with customers, partners and suppliers. Our D3™ Digital Document Delivery System is at the forefront of unifying and coordinating business processes that receive and send both paper and digital documents. The D3™ System streamlines billing, payment processing, and customer service operations and enables rapid migration to digital billing, enhancing customer interactions and enabling companies to securely present information via paper or digital means. It reduces document distribution costs, and speeds the bill and payment processes. The D3™ System has been praised as a top-rated electronic bill presentment and payment technology by Doculabs, Giga Information Group, Gartner Group, Killen and Associates, the Aberdeen Group and Current Analysis. In addition, we design and implement individual technology-based solutions that serve the particular needs of a company, enabling cost-effective management of information throughout the organization. This includes on-site professionals to manage critical support functions.

Quality Communication

Slow, inefficient information flow means slower profits. How mail and documents are processed has always been a key factor in business performance. Quality procedures, equipment, facilities and mail-center employees — *process, products and people* — are essential to good business relationships and increased mail and document effectiveness. To be opened in today's environment, mail pieces themselves need to be of higher quality as consumers grow impatient with unsolicited mail. To reach their audience and communicate effectively, documents — such as offers, statements and bills — must be targeted, customized, consistent, and of high quality.

To be opened in today's environment, mail pieces themselves need to be of higher quality as consumers grow impatient with unsolicited mail.

Our approach has always been to understand exactly how our customers use documents to manage information. With this knowledge, we use leading-edge technology to customize and integrate printing and publishing needs. Capabilities such as basic laser printing, customized book publishing, the creation and maintenance of centralized databases, and the ability to distribute print nationwide provide our customers with necessary, comprehensive, and cost-effective document services.





Outsourcing in Demand
Mail and documents have become more complex due to security and quality demands, and more companies are joining the growing number that outsource their mail and document operations to Pitney Bowes. Pitney Bowes Management Services now manages mail and document processes for many of the world's largest companies and government organizations: creating and printing documents; organizing and managing records and information digitally or in hard copy; sorting, picking up and distributing mail. For all these services, we apply best-practice procedures and processes that maximize cost-efficiency and security and ultimately, ensure the preservation of critical relationships with customers and partners.

Ahead of Convergence
Many aspects of business mail and documents continue to rapidly converge: legacy print-streams with digital delivery, transactional with promotional documents and within organizations, the convergence of IT, marketing, financial and print/finish tasks.

Pitney Bowes continues to stay ahead of the mail and document convergence curve by developing products and services that solve critical challenges of security, data quality, distribution efficiency, document composition, digital delivery, and archival and retrieval systems.

Whatever the challenge, Pitney Bowes solutions help thousands of companies cultivate and nurture key relationships founded on efficient and effective mail and document flow.

> EXTENDING OUR CORE

Pitney Bowes core business extends across mail, documents and financial management and throughout the business enterprise. Our dedicated management and staff are drawn from different backgrounds with diverse skills and capabilities. The combination of these two factors makes Pitney Bowes fertile ground for invention and innovation.

Distribution Solutions
Pitney Bowes continues to build on its strengths in multi-carrier parcel shipment, drawing on decades of leadership to focus on order-fulfillment solutions. New products offer simple, efficient management of orders received over the Internet and through traditional channels. Sophisticated, Web-based software adapts easily to changing requirements for parcel tracking, regulatory documentation, security, and international shipping.

Digital Postage By Phone®
Combining our Postage By Phone® service with our electronic statement presentment (ESP) platform has enabled us to process more than 20 million electronic customer statements. The ESP platform delivers billing statements in either electronic or paper format according to the individual customer's preference. In 2001, our Postage By Phone® service processed more than $14 billion in postage payments worldwide. With instant access to their account, users can better analyze and manage their postage expenses.

In 2001, our Postage By Phone® service processed more than $14 billion in postage payments worldwide.

Financial Services
We are leveraging our understanding of financial management to create innovative financial products and services.



Companies who send postage checks in advance to the United States Postal Service receive no interest on their deposits. By sending checks to the Pitney Bowes Reserve Account, they immediately begin earning interest in the form of free postage. In 2001, Reserve Account deposit balances more than doubled to $300 million. When combined with the Pitney Bowes Postage By Phone® meter resetting system, customers gain convenience, efficiencies and savings.

In 2001, we launched the Pitney Post Card™. Customers who use our Purchase Power® service don't pay for postage in advance. They simply reset their meters whenever they need postage. Pitney Bowes pays the Postal Service for the requested postage and the customer pays us later. With the Post Card our customers now enjoy the convenience of charging all their post office retail purchases to their Purchase Power® account including Permit and Business Reply Mail.

Pitney Bowes offers small- to mid-sized businesses an easier, faster and less expensive way to send funds outside of the U.S. in over 50 foreign currencies. Our secure system enables customers to wire or draft funds directly from their existing business bank account — online or with a simple phone call to Pitney Bowes International Payments Service.

In 2001, our Reserve Account deposit balances more than doubled to $300 million.

Pitney Bowes also helps customers acquire mailing, logistics and office systems equipment through innovative and convenient financing. We specialize in financing a wide variety of capital equipment, including high technology equipment for foreign posts, rail and trucking equipment, aircraft, telecommunications systems, health care, production and marine equipment, as well as distribution and office facilities.

Advanced Concepts and Technology

Pitney Bowes Advanced Concepts and Technology group is dedicated to intensive research and development across our core businesses and beyond. They have developed a unique customer-based innovation process as a way to make research and patents applicable to customer needs. Working on everything from cryptography, security and smart cards to the interface between paper and electronic media, AC&T functions as an engine room for ideas flowing from our business units and customers. In fact, Pitney Bowes research and development commitment has yielded a portfolio of more than 3,000 patents, and we have been consistently ranked among the top 200 patent holders in the U.S. for the last decade.

Growing the Core, Exploring the Perimeter

We continue to apply our significant human and technological resources to further the success of our core mail and document management business. Yet, always prepared for the future and ever-aware of the shifting forces of change, we are constantly vigilant for new opportunities that can be leveraged with our existing expertise.

SUMMARY OF SELECTED FINANCIAL DATA

Dollars in thousands, except per share data

	Years ended December 31				
	2001	2000	1999	1998	1997
Total revenue	**$4,122,474**	$3,880,868	$3,811,576	$3,499,483	$3,304,457
Cost and expenses	**3,356,090**	3,078,020	2,987,634	2,840,821	2,698,669
Income from continuing operations before income taxes	**766,384**	802,848	823,942	658,662	605,788
Provision for income taxes	**252,064**	239,723	260,952	215,513	198,877
Income from continuing operations	**514,320**	563,125	562,990	443,149	406,911
Discontinued operations	**(25,977)**	64,104	73,222	133,245	119,116
Cumulative effect of accounting change	**—**	(4,683)	—	—	—
Net income	**$ 488,343**	$ 622,546	$ 636,212	$ 576,394	$ 526,027
Basic earnings per share:					
Continuing operations	**$2.09**	$2.20	$2.11	$1.61	$1.41
Discontinued operations	**(.11)**	.25	.27	.49	.41
Cumulative effect of accounting change	**—**	(.02)	—	—	—
Net income	**$1.99**	$2.43	$2.38	$2.10	$1.82
Diluted earnings per share:					
Continuing operations	**$2.08**	$2.18	$2.07	$1.58	$1.39
Discontinued operations	**(.10)**	.25	.27	.48	.41
Cumulative effect of accounting change	**—**	(.02)	—	—	—
Net income	**$1.97**	$2.41	$2.34	$2.06	$1.80
Total cash dividends on common, preference and preferred stock	**$285,164**	$292,736	$272,866	$247,484	$231,392
Cash dividends per share of common stock	**$1.16**	$1.14	$1.02	$.90	$.80
Average common and potential common shares outstanding	**247,615,560**	258,602,218	272,006,143	279,656,603	292,517,116
Cash from operating activities	**$1,035,887**	$872,244	$981,086	$772,028	$710,573
Free cash flow	**$779,683**	$603,667	$676,188	$473,613	$466,508
Balance sheet at December 31					
Total assets	**$8,318,471**	$7,901,266	$8,222,672	$7,661,039	$7,893,389
Long-term debt	**$2,419,150**	$1,881,947	$1,997,856	$1,712,937	$1,068,395
Capital lease obligations	**$3,103**	$4,660	$6,372	$8,384	$10,142
Stockholders' equity	**$891,355**	$1,284,975	$1,625,610	$1,648,002	$1,872,577
Book value per common share	**$3.68**	$5.16	$6.13	$6.09	$6.69
Ratios					
Profit margin — continuing operations:					
Pretax earnings	**18.6%**	20.7%	21.6%	18.8%	18.3%
After-tax earnings	**12.5%**	14.5%	14.8%	12.7%	12.3%
Return on stockholders' equity before accounting changes	**54.8%**	48.8%	39.1%	35.0%	28.1%
Debt to total capital	**79.7%**	71.1%	67.2%	64.4%	62.0%
EBIT to interest	**5.2x**	5.2x	5.8x	5.4x	4.9x
EBITDA to interest	**6.5x**	6.5x	7.3x	6.9x	6.3x
Other					
Common stockholders of record	**27,849**	32,231	32,754	32,210	31,092
Total employees	**32,724**	28,542	27,267	27,700	26,385

Note: The sum of the earnings per share amounts may not equal the totals due to rounding.

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA), are not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but is presented because we believe it is a widely accepted indicator of our ability to incur and service debt. EBIT and EBITDA do not give effect to cash used for debt service requirements and capital expenditures and thus do not reflect funds available for reinvestment, dividends or other discretionary uses. In addition, EBIT and EBITDA as presented in this summary schedule may not be comparable to similarly titled measures reported by other companies.

World Headquarters

Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700
(203) 356-5000
www.pb.com

Annual Meeting

Stockholders are cordially invited to attend the 2002 Annual Meeting at 9:00 a.m., Monday, May 13, 2002, at Pitney Bowes World Headquarters in Stamford, Connecticut. Notice of the meeting and proxy information will be mailed to stockholders of record as of March 15, 2002.

10-K Report

Included in this Annual Report to Stockholders is a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission. Additional copies of the Company's Form 10-K will be sent to stockholders free of charge upon written request to:

MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Stock Exchanges

Pitney Bowes common stock is traded under the symbol "PBI." The principal market it is listed on is the New York Stock Exchange. The stock is also traded on the Chicago, Philadelphia, Boston, Pacific and Cincinnati stock exchanges.

Comments concerning the Annual Report should be sent to:

MSC 6309
Director, Corporate Marketing and Advertising
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Investor Inquiries

All investor inquiries about Pitney Bowes should be addressed to:

MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Transfer Agent and Registrar:

EquiServe Trust Company, N.A.
PO Box 2500
Jersey City, NJ 07303-2500

Stockholders may call EquiServe at (800) 648-8170.
www.equiserve.com

Stockholder Inquiries

Communications concerning transfer requirements, lost certificates, dividends, change of address or other stockholder inquiries may be made by calling (800) 648-8170, TDD phone service for the hearing impaired (201) 222-4955, for foreign holders (201) 324-1225, or by writing to the address above.

Dividend Reinvestment Plan

Owners of Pitney Bowes Inc. common stock may purchase common stock, $1 par value, with their dividends through the Dividend Reinvestment Plan. A prospectus and enrollment card may be obtained by calling (800) 648-8170 or by writing to the agent at the address above.

Direct Deposit of Dividends

For information about direct deposit of dividends, please call (800) 648-8170 or write to the agent at the address above.

Duplicate Mailings

If you receive duplicate mailings because you have more than one account listing, you may wish to save your company money by consolidating your accounts. Please call (800) 648-8170 or write to the agent at the address above.

Stock Information

Dividends per common share

Quarter	**2001**	2000
First	**$ .29**	$ .285
Second	**.29**	.285
Third	**.29**	.285
Fourth	**.29**	.285
Total	**$1.16**	$1.140

Quarterly price ranges of common stock

2001 Quarter	**High**	**Low**
First	**38.40**	**32.00**
Second	**42.41**	**32.73**
Third	**44.70**	**37.65**
Fourth	**42.44**	**33.91**

2000 Quarter	High	Low
First	54.13	41.00
Second	47.00	35.63
Third	40.44	33.75
Fourth	39.38	24.00

Trademarks

Arrival, Finalist, Mailer's Choice and Postage By Phone are registered trademarks of Pitney Bowes Inc.

D3, DM200, DM300, ForwardTrak, IntelliLink, LEAD, M3 and SmartMailer are all trademarks of Pitney Bowes Inc.

PitneyWorks, Postal Privilege and Purchase Power are registered trademarks or service marks of Pitney Bowes Financial Services.

All other trademarks or service marks are owned by their respective companies.

Directors

Linda G. Alvarado
President
Alvarado Construction, Inc.

Colin G. Campbell
Chairman and President
The Colonial Williamsburg Foundation

Michael J. Critelli
Chairman and Chief Executive Officer
Pitney Bowes Inc.

Jessica P. Einhorn
Consultant
Clark & Weinstock

Ernie Green
President
Ernie Green Industries, Inc.

Herbert L. Henkel
Chairman, President and Chief Executive Officer
Ingersoll-Rand Company

James H. Keyes
Chairman and Chief Executive Officer
Johnson Controls, Inc.

John S. McFarlane
President and Chief Executive Officer
Nexsi Systems Corporation

Eduardo R. Menascé
President, Enterprise Solutions Group
Verizon Communications Inc.

Michael I. Roth
Chairman and Chief Executive Officer
The MONY Group Inc.

David L. Shedlarz
Executive Vice President and Chief Financial Officer
Pfizer Inc.

Robert E. Weissman
Retired Chairman
IMS Health Incorporated

In 2001, William E. Butler and Phyllis S. Sewell retired from the Pitney Bowes Board of Directors. The Board wishes to thank them for their dedication in serving the stockholders of Pitney Bowes.

Corporate Officers*

Michael J. Critelli
Chairman and Chief Executive Officer

Brian M. Baxendale
Executive Vice President and
Group President, Pitney Bowes
Document Messaging Technologies

Dessa M. Bokides
Vice President and Treasurer

Gregory E. Buoncontri
Senior Vice President and Chief Information Officer

Amy C. Corn
Vice President and Corporate Secretary

Karen M. Garrison
Executive Vice President and
Group President, Pitney Bowes Business Services

Arlen F. Henock
Vice President—Finance

Luis A. Jimenez
Senior Vice President and Chief Strategy Officer

Matthew S. Kissner
Executive Vice President,
Group President and Chief Development Officer

Murray D. Martin
Executive Vice President and
Group President, Global Mailing Systems

John N. D. Moody
Executive Vice President—Office of the Chairman

Sara E. Moss
Senior Vice President and General Counsel

Bruce P. Nolop
Executive Vice President and Chief Financial Officer

Fred M. Purdue
Vice President and General Manager, Business Reengineering

Johnna G. Torsone
Senior Vice President and Chief Human Resources Officer

Joseph E. Wall
Senior Vice President and Chief Technology Officer
Effective February 11, 2002

*All titles as of December 31, 2001 except as otherwise noted.

MAJOR INTERNATIONAL LOCATIONS

Pitney Bowes Asian Operations
10th Floor
Beverly House
93-107 Lockhart Road
Wanchai, Hong Kong
T: (852) 2528 9011
F: (852) 2527 4077

Pitney Bowes China Headquarters
Systems (Shanghai) Co., Ltd.
4 Floor, Lot F-F7
No. 330 Xi Ya Road
Waigaogiao Free Trade Zone
Shanghai 200131
PRC China
T: 86 21 5046 1884
F: 86 21 5064 3456

Pitney Bowes Japan
Togoshi NI Building
No. 7-1, Togoshi 1-Chome
Shinagawa-ku, Tokyo
142-0041, Japan
T: (81) (3) 5750 4111
F: (81) (3) 5750 4405

Pitney Bowes (Singapore) Pte Ltd.
36 Robinson Road
#18-01 City House
Singapore 068877
T: 65 846 2688
F: 65 846 2697

Pitney Bowes (Thailand) Limited
19/F, KPF Tower
719 Rama 9 Road
Bangkapi, Huaykwang
Bangkok 1310
Thailand
T: 662 717 0588
F: 662 717 0766

Pitney Bowes Australia Pty.
Level 3, Unit 3
14 Aquatic Drive
Frenchs Forest, NSW 2086
Australia
T: (61) (2) 9454 4310
F: (61) (2) 9454 4441

Pitney Bowes of Canada Ltd.
2200 Yonge Street, Suite 100
Toronto, Ontario M4S 3E1
Canada
T: (416) 489 2211
F: (416) 489 3972

Pitney Bowes Leasing of Canada Ltd.
Promontory 1, Suite 200
2695 North Sheridan Way
Mississauga, Ontario
L5K 2N7
T:(905) 855 1755
F:(905) 855 1944

Europe, Africa, Middle East (EAME), Pitney Bowes Ltd
The Pinnacles, Harlow
Essex CM19 5BD, England
T: (44)8705 252525
F: (44)8705 449450

Austria
Pitney Bowes Austria Ges M.B.
Hosnedlgasse 35, Postfach 19
A-1222 Vienna, Austria
T: (43)1 258 36210
F: (43)1 258 362134

Denmark
Pitney Bowes Danmark A/S
Herstedostervej 27-29
Blok G, Ground Floor
2620 Albertslund, Denmark
T: (45)7 022 1223
F: (45)4 453 0411

Finland
Pitney Bowes Oy
PL 109 (Melkonkatu 9)
00211 Helsinki, Finland
T: (35)89 682 4060
F: (35)89 692 6227

France
Pitney Bowes France S.A.
Espace Clichy
Batiment Andromede,
82 rue Villeneuve
92587 Clichy Cedex
Paris, France
T: (33)1 4127 4700/4800
F: (33)1 4127 4707

Germany
Pitney Bowes Deutschland GmbH
Tiergartenstraße 7
64646 Heppenheim, Germany
T: (49) 6252 70800
F: (49) 6252 73354

Italy
Pitney Bowes Italia S.R.L.
Via Martiri della Libertà 4/6
20060 Liscate MI
Milan, Italy
T: (39)0 295 0091
F: (39)0 295 351190

Norway
A.S. Frankering
Stålfjæra 26, Postboks 100
Kalbakken, 0902 Oslo
Norway
T: (47)2 333 9300
F: (47)2 333 9305

South Africa
Pitney Bowes South Africa
PO Box 31025, Kyalami 1684
South Africa
T: (27)1 1516 9400
F: (27)1 1516 9429

Spain
Pitney Bowes España S.A.
Anton Fortuny 14-16
N1 Escalera C. Panta 1
08950 Esplugues de Llobregat
Barcelona, Spain
T: (34)9 348 03310
F: (34)9 347 35226

Sweden
Pitney Bowes Svenska AB
PO Box 9125, Storgatan 22
S-171-09, Solna, Sweden
T: (46)8 735 8110
F: (46)8 272 0072

Switzerland
Pitney Bowes Switzerland AG
Vogelsangstrasse 17, CH-8307
Effretikon, Switzerland
T: (41)5 235 45757
F: (41)5 235 45700

UK & Ireland
The Pinnacles, Harlow
Essex CM19 5BD, England
T: (44)8705 252525
F: (44)8705 449450

Pitney Bowes Financial Solutions Europe
The Pinnacles, Harlow
Essex CM19 5BD, England
T: (44)8702 410860
F: (44)8702 415248

Pitney Bowes DMT International
Mill House, Mathison Way
Poyle Road, Colnbrook
Buckinghamshire SL3 0HE
England
T: (44) 1753 680055
F: (44) 1753 685799

Pitney Bowes Management Services International
New City Court
20 St Thomas Street
London SE1 9RS, England
T: (44) 207 415 3000
F: (44) 207 415 3001

Pitney Bowes Latin America
2424 North Federal Highway
Suite No. 360
Boca Raton, FL 33431, USA
T: (561) 347 2040
F: (561) 347 2041

Pitney Bowes de Mexico, S.A. de C.V.
San Francisco # 1393
Colonia del Valle
Delegacion Benito Juarez
Mexico City, D.F.
C.P. 03210
Mexico
T: 525 55 559 0977
F: 525 55 559 8899

Pitney Bowes conducts business in more than 130 countries through dealer and direct operations.

Created by: Frankfurt Balkind NY/SF/LA
Photography: Lars Tunbjork, p.10 location RF/Binder

Lower Manhattan is the financial center of the world. Like a densely packed nerve center, it is home to some of the world's largest banks, investment houses, law firms, and financial services giants. Many of these companies are Pitney Bowes customers.

On the morning of September 11, 2001, more than 500 Pitney Bowes employees were deployed in lower Manhattan and another 100 in the World Trade Center, providing outsourced mail center, mail finishing, document creation, and archiving services to many of the world's best-known companies.

In the hours immediately after the attack, chaos reigned in the city. Our first priority was locating and confirming the safety of Pitney Bowes employees in the area. Minutes after the attack, Michael Critelli, our Chairman and Chief Executive Officer, convened our emergency response team and outlined an emergency strategy. The Benefits Call Center at our world headquarters was quickly transformed into a crisis line with employee volunteers working throughout the night.

Emergency accommodations were arranged and counselors were available by phone and in person at our Manhattan offices, which were rapidly converted into "Compassion Centers." Slowly, traumatized Pitney Bowes employees and our customers' employees began arriving, seeking assistance at these centers. They received critical support, ranging from grief counseling to medical care.

By Friday of that week, four Pitney Bowes employees remained unaccounted for. It was later confirmed that Syed Fatha, Paul Lisson, Howard Reich, and David Vargas had perished in the collapse of the towers. Our deepest sympathies and prayers for strength go out to their families and the families of all who were lost on September 11, 2001.

Throughout these tragic days, all of our employees were exemplary in their courage, compassion and hard work. We pay tribute to each and every one of them.

Pitney Bowes

PITNEY BOWES INC.

1 ELMCROFT ROAD, STAMFORD, CT 06926-0700

www.pb.com